Exhibit 21.1

List of Subsidiaries of Purple Communications, Inc.

Purple Communications, Inc. Subsidiaries

1.	GoAmerica Communications Corp. (Delaware corporation)
2.	Wynd Communications Corporation (California corporation)
3.	Hands On Video Relay Services, Inc.(Delaware corporation)
4.	Sign Language Associates Inc. (DC corporation)
5.	Visual Language Inc. (Virginia corporation)